Annual General Shareholders Meeting of Steakholder Foods Ltd.

Date: June 6, 2024
See Voting Instruction On Reverse Side.

Please make your marks like this: X Use pen only

Agenda:	For	Against	Abstain
1. to reelect Ms. Sari Singer as a Class II director of the Company;	☐	☐	☐
2. to approve an increase to our authorized capital; and	☐	☐	☐
3. to approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______________ Please Date Above ______________

Please Sign Here ______________ Please Date Above ______________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Shareholders Meeting Steakholder Foods Ltd. to be held June 6, 2024 For Holders as of April 25, 2024

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EDT May 31, 2024.

PROXY TABULATOR FOR
STEAKHOLDER FOODS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Steakholder Foods Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12 p.m. EDT on May 31, 2024)

The undersigned Holder of American Depositary Receipts (“ADRs”) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of **Steakholder Foods Ltd.** (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business **April 25, 2024**, at the Company’s **Annual General Shareholders Meeting to be held on June 6, 2024, at 4:00 p.m. Israel time** at the Company’s executive offices at 5 David Fikes St., Rehovot, Israel 7632805.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Steakholder Foods Ltd.
P.O. Box 8016
Cary, NC 27512-9903